Exhibit 12.1

COOPER STANDARD HOLDINGS INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	Predecessor	Successor
	January 1 to December 23,	December 24 to December 31,	Combined Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2004	2004	2004	2005	2006	2007	2008
Earnings (loss) from continuing operations before income taxes, adjustment for minority interests in consolidated subsidiaries and income or loss from equity investments	117.3	(6.3)	111.0	9.6	(15.0)	(119.6)	(94.2)
Plus:
Fixed charges	9.1	5.8	15.0	71.6	92.9	104.8	108.2

Earnings available for fixed charges	126.4	(0.5)	126.0	81.2	77.9	(14.8)	14.0
Fixed charges
Interest expenses	4.2	5.8	10.0	66.6	87.1	97.4	100.5
Estimated interest factor for rentals	4.9	0.0	4.9	5.0	5.8	7.4	7.7

Fixed charges	9.1	5.8	15.0	71.6	92.9	104.8	108.2
Ratio of earnings to fixed charges	13.9x	—	8.4x	1.1x	—	—	—
Deficiency	—	6.3	—	—	15.0	119.6	94.2